

November 14, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares Each Representing 1/1,000 of a 4.700% Cumulative Preferred Share of Beneficial Interest, Series J, par value $0.01 per share of PUBLIC STORAGE under the Exchange Act of 1934.

Sincerely,

An Intercontinental Exchange Company
© 2019 Intercontinental Exchange, Inc.